=================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------

                           FORM 10-SB/A-3
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934


                 Whitney Information Network, Inc.
       (Exact name of registrant as specific in its charter)

Colorado                           84-1475486
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                       4818 Coronado Parkway
                     Cape Coral, Florida 33904
       (Address of executive offices, including postal code)


Registrant's telephone number:       (941) 542-8999

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201

  Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
-----------------------------------------------------------------
                          (Title of Class)

 Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
 -----------------------------------------------------------------
                          (Title of Class)


 ==================================================================

ITEM 1.   DESCRIPTION OF BUSINESS.

History

     Whitney Information Network, Inc. (the "Company") was incorporated under the laws of the state of Colorado on February 23, 1996 as Gimmel Enterprises, Inc. On August 18, 1998, the Company acquired all of the issued and outstanding shares of common stock of Whitney Education Group, Inc., formerly, Win Systems, Inc., hereinafter "WSI," a corporation incorporated under the laws of the state of Florida, on November 12, 1992. Thereafter, WSI became a wholly owned subsidiary corporation of the Company. On August 10, 1998, the Company changed its name to WIN Systems International, Inc. and on February 11, 1999, the Company again changed its name to Whitney Information Network, Inc.

General

     The Company is engaged in the business of providing educational and training services through its publications and lectures to create wealth, achieve financial independence and protect it. The Company currently concentrates its principal efforts in the area of real estate training.

          The Company is currently holding approximately 120 basic real estate courses and real estate training academies per month and approximately 40 advanced programs per month. The Company has 49 instructors and has approximately 15,000 students per month attending its programs.

      The Company trains its students in locations throughout the United States. The Company utilizes hotels and conference facilities throughout the United States and Canada to conduct its training academies. The Company also utilizes its facilities in Fort Myers, Florida and Jackson Mississippi to conduct its training academies.

Publications

     The Company currently produces approximately twenty-four (24) publications which are promoted by the Company to the general public and for use at the Company's training and educational classes. The publications are written by the Company. The Company then retains independent publishers to produce the publications. The publications are sold to the public or incorporated in the cost of training courses. The Company does not rely exclusively on any one publishing firm. In the event that one publisher ceased operations or refused to continue to publish the Company's products, the Company could easily retain another publisher.

Software

     The Company sells a line of software primarily for the real estate and small business industry. The software is developed and licensed by Precision Software Services, Inc., a corporation controlled by Russell Whitney, the Company's Chief Executive Officer and Chairman of the Board of Directors.

Lectures

     The Company delivers a series of lectures and training programs which relate to its publications and software. The Company charges fees its training programs, however, the Company does not charge for its free informational lectures. The Company has many instructors that teach throughout the United States and Canada, while at the same time promoting the Company's publications, software, and the Company's programs to succeed in business, successfully invest in real estate, achieve financial independence and protect their assets. The Company promotes an initial program outlining how to invest in real estate and how to succeed via small business ownership. Upon completion of the Company's initial real estate investment training, the Company offers additional programs that allow a customer to concentrate on a specialized area. Each lecture topic is supplemented with the Company's publications.

Real Estate Programs

     The Company's base program is a three day seminar on basic real estate investing. The program is supplemented with its publications and software. Upon completion of the basic real estate investing course, the Company promotes an intensified training camp which is designed to expand the knowledge gained at the basic real estate investing program. The intensified training camp is held at the Company's corporate offices in Cape Coral, Florida.

     The Company also operates six regional training camps at locations in the United States and Canada that emphasize specific areas of real estate investing, small business and asset protection. The camps consist of lectures and interactive dialogue between the lecturer and student. The Company promotes its publications and software at the camps. The specific areas of concentration are: wholesale buying; foreclosure; landlording; purchase/lease option; asset protection; and commercial properties.

Mentoring

     The Company provides a program whereby trained personnel travel to a customer's home town and assist the customer in implementing the knowledge gained at the Company's lectures within the customer's community.

Financial Management

     In addition to the real estate investment programs, the Company also provides additional ancillary programs relating to enhancing and the customer's knowledge of managing and protecting his money.

Internet

     The Company is currently developing a program to assist business minded individuals to take advantage of the Internet, including the creation of a Web-site and marketing thereof. As of the date hereof, the program has not been fully developed and is currently being test marketed to the public in selected locations.

          The Internet Division is still in the development stage. The Company is testing various methods of marketing its Internet courses and products. Currently, the Company has developed an Internet Training Program to teach basis Internet skills and plans to offer two additional advanced courses. The Company anticipates the Internet Division to be fully operational in the first quarter on 2000.

Marketing

     The Company markets its publications, videos and lectures through a number of medias, including newspapers, periodic publications, direct mail, telemarketing, television, radio and world of mouth. The Company has retained Professional Marketing International, Inc. of Lehigh, Utah to provide telemarketing services. Further, the Company's wholly owned subsidiary corporation, Whitney Consulting Services, Inc. furnishes telemarketing and mail services to the Company.

 Strategic Alliance

     The Company has entered into an oral agreement with E-ommerce Exchange, LLC. ("E-Commerce"). E-Commerce is engaged in the business of providing credit card services to on-line and conventional businesses. The Company's oral strategic alliance with E-Commerce Exchange will allow the Company's students a means of providing secure credit card transactions on their Web Sites. The Company receives compensation from E-Commerce Exchange based upon a set schedule which compensation varies on a case-by-case basis when the student or customer signs up. The compensation varies depending upon the student or customer's credit rating and the type of services purchased from E-Commerce. E-Commerce offers its services directly to the Company's students on site at the same location the training takes place.

     The Company, through its wholly owned subsidiary corporation, Whitney Internet Services, Inc., has entered into a written agreement with Powersites Network, Inc. to provide the Company's students with on-line store front web-sites to small and medium size businesses. The fee for one web-site is $19.95 per month. The Company will receive compensation equal to or greater than 50% of all monthly service fees charged by Powersites. The agreement with Powersites replaces the agreement the Company previously had with Internet Development Inc.

Certification

     The Company is accredited by the state of Texas as a Certified Proprietary School. No other state has accredited the Company in any manner and there is no assurance that the Company will ever be accredited by any other state for any reason.

Subsidiary Corporations

     The Company conducts its business through the following wholly owned subsidiary corporations: Whitney Education Group, Inc. (formerly, Win Systems, Inc.); Whitney Internet Services, Inc.; Russ Whitney's Wealth Education Centers, Inc. and its wholly owned subsidiary corporation, Russ Whitney's Wealth Education Center of Jackson, MS, Inc.; Whitney Consulting Services, Inc.; 1311448 Ontario, Inc.; Whitney Canada, Inc.; and, Wealth Intelligence Network, Inc.

Wealth Centers

     The Company intends to create Russ Whitney's Wealth Education Centers which will be store front schools which will offer all the Company's current products and services. Future curricula will include computer training and courses; and, continuing and professional education for professionals. The Company intends to joint venture the Wealth Centers with local entrepreneurs. As of the date hereof, the Company has not opened any Wealth Centers and there is no assurance that any Wealth Centers will be opened in the future. Further the Company has not entered into any agreements with any local entrepreneurs.

Year 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

          The Company has reviewed its information and non-information systems and they are Year 2000 compliant. The Company has consulted with third party vendors and they have advised it that they are Year 2000 compliant. In the event, however, that any of the vendors are not Year 2000 compliant, the Company believes that an interruption of the third party vendor's services may adversely affect the Company until such time as the vendor's services are restored. The cost to bring the Company's information and non-information systems into Year 2000 compliance was nominal. The Company has not established any contingency plans in the event it or its vendors' services are interrupted by a failure of Year 2000 compliance.

     The Company has reviewed its current software and made all necessary adjustments to bring the software into compliance with the Year 2000 issue. In the future, the planned acquisitions of software will most likely involve hardware and software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant hardware and software suppliers, the Company intends to determine the extent to which the Company's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Company's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000 compliance issues prior to the Company acquiring the product. The Company anticipates that this will be an ongoing process as the Company begins to implement its marketing plan through 1999. There can be no assurances that the systems of suppliers or other companies on which the Company may rely on will be converted in a timely manner and will not have a materially adverse effect on the Company's systems. Additionally there can be no assurances that the computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The Company believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition and results of operations.

          As of February 18, 2000, the Company has not experienced any adverse effects, either financially or operationally, from any of the Year 2000 compliance issues concerning the Company's products, internal systems and/or from any of its suppliers. Further, the Company does not anticipate any problems or latent material risks in the future.

Trademarks and Copyrights

          The Company has licenses to sell and distribute all of its products. It is currently seeking trademark protection on certain names and marks. The Company entered into confidential agreements with all technical employees and consultants and with third parties in connection with the Company's license agreements. Despite these precautions, it may be possible for a third party to copy or otherwise obtain proprietary information without authorization. Third parties may also develop similar technology independent of the Company.

Competition

     The Company is involved in highly competitive business. There are several other entities which manufacture, publish and conduct training programs, many of which are much larger companies possessing substantially greater financial resources and facilities than the Company. However, said corporations are not using the same marketing and distribution channels for their products as is the Company. The Company believes that the principal competitive factors in its marketing are: (1) brand recognition; (2) a broad selection of products and services; (3) comprehensive courses and in-depth curricula; (4) quality and responsiveness of customer service; and, (5) ease of use of the Company's products.

     The Company is currently enhancing its advertising and marketing to keep its name prominent among those providing similar services. The Company is developing new courses and new markets for its existing courses.

     The Company believes that its responsiveness to its student's needs has created customer satisfaction. The foregoing is reflected in information solicited from the Company's students at the conclusion of the Company's training sessions.

Company's Office

     The Company's headquarters are located 4818 Coronado Parkway, Cape Coral, Florida 33904 and the telephone number is (941) 542-8999.

Employees

     The Company employs eighty-one (81) full time employees and one
(1) part-time employee.

RISK FACTORS

     1. Development and Market Acceptance of Products. The Company's success and growth will depend upon the Company's ability to market its existing products and services, of which there is no assurance. See "Business - Real Estate Programs."

     2. Liquidity; Need for Additional Financing. The Company believes that it has the cash it needs for at least the next twelve months based upon its internally prepared budget. The Company's cash requirements, however, are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow before its cash is depleted, it will be required to curtail operations substantially, seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations. See "Management's Discussion and Analysis or Plan of Operation."

     3. Competition. Most of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's products compete indirectly with numerous other products. As the market for the Company's products expand, the Company expects that additional competition will emerge and that existing competitors may commit more resources to those markets. See "Business - Competition."

     4. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officer and Directors, Russell A. Whitney, Chief Executive Officer and Chairman of the Board of Directors; Richard W. Brevoort, President and a member of the Board of Directors; and Ronald S. Simon, Secretary/Treasurer and a member of the Board of Directors, who exercise control over the day to day affairs of the Company. See "Business" and "Management."

     5. Issuance of Additional Shares. 17,500,000 shares of Common Stock or 70% of the 25,000,000 authorized shares of Common Stock of the Company are unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, other than in the exercise of options and warrants, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders. See "Description of Securities."

     6. Indemnification of Officers and Directors for Securities Liabilities. The Company's Articles of Incorporation provide that the Company will indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in The Company Act of the State of Colorado. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     7. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors. See "Description of Securities."

     8. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. See "Dividend Policy."


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Overview

     On August 18, 1998, Gimmel Enterprises, Inc., a shell company listed on the NASD OTC Bulletin Board acquired all of the outstanding shares of Whitney Education Group, Inc. (formerly Win Systems, Inc.). Prior to this Gimmel Enterprises, Inc. had no operations and its activities consisted of efforts to establish a new business. Gimmel Enterprises, Inc. changed its name to Whitney Information Network, Inc (the "Company"). Whitney Education Group, Inc. was a privately held company formed in 1992. For financial and reporting purposes the acquisition has been treated as a recapitalization of the Company with the Company as the acquirer (a reverse merger). The historical financial statements prior to August 19, 1998 are those of Whitney Education Group, Inc.

     The Company is a provider of education in the areas of real estate, finance, Internet and other post secondary career related training, Its learning solutions are designed to deploy and manage knowledge practically and more effectively for use as a competitive advantage. The Company has accomplished its position in the market and growth through its innovative distribution channels, including classroom education, one-on-one mentoring, group instruction, training centers and Internet marketing.

Six Months and Quarter Ended June 30, 1999

          The significant fluctuations in the Balance Sheet and the Income Statement are primarily the result of increased business. Sales for the six months have increased primarily due to increased seminar activity and increased marketing efforts. The increase in credit sales this year to date has resulted in increased accounts receivable for the six months ended June 30, 1998. Substantially larger sales of intensified training camps result in a substantially greater deferred revenues.

     The intensified training camps sold at seminar prior to the balance sheet date may not be attended by the student for 90-360 days thereafter. The Company does not consider the revenue earned until the intensified training is completed. The Company has shown these unearned revenues on the balance sheet as "Deferred Educational Revenues." In conjunction with the deferred revenues, many expenses associated with selling and marking the intensified training camps are also deferred to provide a proper matching of income and expenses. The major component of deferred expenses for the current quarter and the six months to date, is advertising, comprising approximately 50% of the amounts deferred, followed by commissions and other direct and indirect expenses paid for or incurred prior to the balance sheet date and prior to the fulfillment of the intensified training.

     Current liabilities have increased as a direct result of increased sales. Income taxes currently payable and deferred have increased as a result of increased profits form operations and from the change from the cash basis of accounting to the accrual basis for tax purposes.

Revenue

     Revenue decreased by 3.5% from $5,833,306 to $5,631,788 for the three months ended June 30, 1999 as compared to the three months ended June 30, 1998. However, gross revenue before deferrals increased by $2,283,611 over the comparable prior years quarter as follows:


                                   Second Quarter Second Quarter
                                   1999           1998
Gross Revenues                     $  7,719,932   $ 5,436,321
Less: Amounts Deferred
in the second quarter              $ (2,088,144)  $   396,985
                                   ------------   -----------
Net Revenues                       $  5,631,788   $ 5,833,306
                                   ============   ===========

     Revenues for the six months ended June 30, 1999 increased to $10,286,320 as compared with $8,178,965 for the six months ended June 30, 1998 an increase of $2,107,355 or 26%. Total deferred revenues on the balance sheet were $8,357,501 and $842,304 at June 30, 1999 and 1998, respectively. Cost of sales increased to $2,139,434 in the three months ending June 30, 1999 from $1,886,438 in the three months ending June 30,1998. Total cost of sales increased to $4,340,090 in the six months ending June 30, 1998 from $2,865,029 in the six months ending June 30, 1998.

     Total Advertising, Selling and General and Administrative expenses decreased in the 2nd quarter of 1999 to $3,066,759 form $3,746,300 and remained substantially the same for the six months ending June 30, 1999 as compared with the same six month period in 1998. This lack of change in total expenses represents a greater number of period costs incurred in the first six months of 1998 where certain marketing strategies were being tested and refined, The results of these tests and refinements have materialized in the first six months of the current year. Thus, expenses did not increase proportionately with sales due to the increased expenditures in the first half of 1998.

     Sales and marketing expenses consist primarily of TV and newspaper advertising. direct mailings, travel, public relations, trade shows and other marketing literature and overhead allocations. General and administrative expenses consist mainly of salaries and other person personnel-related expenses for the Company's administrative, executive and finance personnel as well as outside legal and audit costs.

     Net income $274,754 (net of taxes of $150,841) in the 2nd quarter of 1999 increased by 122% over the prior 2nd quarter of 1998 of $173,375 or $.04 a share as compared with $.02 a share for the comparable quarter last year. Six months net income were $626,909 for the period ending June 30, 1999 and $272,805 for the period ending June 30, 1998, an increase of $354,024 or 130% over the prior period. This resulted in earnings per share of $.08 per share for the six months ending June 30, 1999 as compared with $.04 for the six months ending June 30, 1998.

 Previous Press Release

     In a previous press release the Company predicted it would earn $100 million in revenues by 2001. The Company has reevaluated it projected growth rate based upon its increases in sales from $5.5 million in 1997 to $13.7 million in 1998, to approximately $22 million in 1999. Although the Company has experienced sales increases of approximately 250% from 1997 to 1998 and 160% from 1998 to 1999, it does not expect to reach the $100 million level by 2001 as previously reported. The Company will not now predict year 2001 sales although it expects continued strong sales growth in the future. A press release reflecting the foregoing has been issued by the Company.

Liquidity and, Working Capital

     At June 30, 1999 the company had cash of $1,512,456 as compared with $578,013 at June 30, 1998. This increase of $934,442 is attributable solely to operations.

          At the present time, the Company believes that it has sufficient working capital to meet its growth plans during the next twelve months. The opening expenses of the Wealth Centers are $50,000 per center. The Company's share of the foregoing expenses is $25,000 with the remaining expenses of $25,000 being borne by the Company's joint venture partner.

     The Internet division functionally will use the same systems, procedures and operations that the real estate training division currently uses. All internal personnel and systems are in place. The
only additional capital required will be for advertising.   The funds
for advertising will be derived from working capital. After approximately two to three weeks, the funds for advertising will be derived from revenues generated from the Internet operations.

     The Company believes that its cash flow from operations will be sufficient to meet its working capital needs for the next twelve months.

Years Ended December 31, 1997 and December 31, 1998

     Revenues for the year ended December 31, 1998 increased to $12,760,208 as compared with $5,558,280 for the year ended December 31, 1997 an increase of $7,201,928 or 130%. Total deferred revenues on the balance sheet were $3,958,244 and $239,000 at December 31, 1998 and 1997, respectively. Cost of sales increased to $4,682,850 in the year ended December 31, 1998 from $1,910,300 in the year ended December 31, 1997.

     Total Advertising, Selling and General and Administrative expenses increased in the year ended December 31, 1998 to $7,893,922 form
$3,637,716 as compared with 1997. These substantial increases in revenues and expenses in 1998 over 1997 reflect a general increase in business and reflect the results of the company's plan to expand its business into new markets and develop new products.

     Sales and marketing expenses consist primarily of TV and newspaper advertising, direct mailings, travel, public relations, trade shows and other marketing literature and overhead allocations. General and administrative expenses consist mainly of salaries and other person personnel-related expenses for the Company's administrative, executive and finance personnel as well as outside legal and audit costs.

     Net income $768,436 (net of taxes of $415,000) for the year ended December 31, 1998 increased dramatically over the year ended December 31, 1997 of $10,264 or $-10 a share as compared with $.01 01 a share for the comparable year.

     At December 31, 1998 the company had cash of $370,571 as compared with $30,036 at December 31, 1997. This increase of $340,535 is attributable primarily to operations. The company anticipates that its cash flow from operations will be sufficient to meet its needs in the next 12 months.

     In addition, the company from time to time evaluates potential acquisitions of business, products and/or technologies that complement the company's business. To the extent that resources are insufficient to fund the company's activities, the company may need to raise additional funds. There can be no assurance that such additional funding, if needed, will be available. If adequate funds are not available on acceptable terms, the company may be unable to expand its business, develop or enhance its products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company does not anticipate a problem in funding its "Wealth Centers" (Storefront adult education facilities located in upscale strip malls), as the up front costs are minimal and its Joint Venture Partners will pay half of the star-up costs.

Fluctuations in Quarterly Operating Results

     The Company's quarterly operating results have varied in the past and are expected to vary in the future as a result of a variety of factors, some of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include the demand for tech technology-based training in general and demand for online learning solutions in particular: the size and timing of educational sessions and registrations, the mix of revenue from products and services, the mix of products sold, market acceptance, etc.

 Year 2000 Compliance

     As of February 18, 2000, the Company has not experienced any adverse effects, either financially or operationally, from any of the Year 2000 compliance issues concerning the Company's products, internal systems and/or from any of its suppliers. Further, the Company does not anticipate any problems or latent material risks in the future.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company has leases office space from Russ Whitney, Chief Executive Officer and Chairman of the Board of Directors, pursuant to the terms of a three year lease which commenced on September 1, 1999 and terminates on October 31, 2002 with a monthly rental payment of $5,805.34. Russ Whitney is the President of the Company and a member of its Board of Directors. The terms of the lease are no less favorable as can be obtained from independent third parties.

          Prior to filing its registration statement herein, the Company owned an inventory of undeveloped residential lots that it intended to sell as part of its business. After obtaining title to the lots and initiating sales, the Company determined that the paperwork and licensing requirements were burdensome for the disposition thereof. The Company sold all of the lots and currently does not own any of the lots.

     Russ Whitney's Wealth Education Center of Jackson, MS, Inc. a wholly owned subsidiary corporation of Russ Whitney's Wealth Education Centers, Inc. leases 3000 square feet of office space from Brown Lakeland Properties/Charles Brown at 110 Jones Lane, Flowod, Mississippi pursuant to a written lease agreement. The term of the lease is November 1, 1999 to October 31, 2002. The monthly rental is $3,550.00.

     Whitney Consulting Services, Inc. leases 3,678 square feet of office space from Draper Business Park L.C. at Suite 200, Building 5, 12227 South Business Park Drive, Draper, Utah pursuant to a written
lease agreement.   The term of the lease is from August 8, 1999 to May
14, 2001. The monthly rental is $3,233.58 per month. Whitney Consulting Services, Inc. leases an additional 3,475 square feet of office space from Draper Business Park, L.L.C. at Building #5, Draper Business Park, 12227 South Business Park Drive, Draper, Utah pursuant to a written lease agreement. The term of the lease is from September 27, 1999 to September 26, 2001. The monthly rental is $2,968.23 the first year and $3,113.02 the second year.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and                           Number of                Percent of
address of owner         Shares         Position                 Class

Russell A. Whitney       6,480,000           Chief Executive Officer  86.40%
4818 Corodado Parkway                   and Chairman of the
Cape Coral, Florida                     Board of Directors
33904

Richard W. Brevoort        146,500[1]   President and a                1.95%
4500 S.E. Fifth Place              member of the Board of
#206                                    Directors
Cape Coral, Florida
33904

Ronald S. Simon             34,000[2]   Secretary/Treasurer
                                        0.45%
1402 Beechwood Trail                    and a member of the
Fort Myers, Florida                     Board of Directors
33919

All officers and         6,660,500                               88.52%
directors as a
group (3 persons)

[1] Does not include warrant to purchase up to 68,000 shares of common stock at an exercise price of $4.00 per share which expires on August 21, 2003.

[2] Does not include warrant to purchase up to 68,000 shares of common stock at an exercise price of $4.00 per shares which expires on August 21, 1999.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age       Position

Russell A. Whitney       43        Chief Executive Officer and
                                   Chairman of the Board of Directors

Richard W. Brevoort      62        President and a member of the Board
                                   of Directors

Ronald S. Simon          56        Secretary/Treasurer, Chief
                                   Financial Officer, and a member of
                                   the Board of Directors

     Each director serves for a term of three years and one-third of the directors are elected at the annual meeting of shareholders. The Company's officers are appointed by the Board of Directors and hold office at the discretion of the Board.

Russell A. Whitney - Chief Executive Officer and Chairman of the Board of Directors

     Mr. Whitney was a founder and has been the Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessor, since 1987. Since 1992, Mr. Whitney has been Chief Executive Officer of Whitney Education Group, Inc. (formerly Win Systems, Inc.) which is engaged in the business of education and training. Since October 1998, Mr. Whitney has been the President and a member of the Board of Directors of 1311448 Ontario, Inc. 1311448 Ontario is in the business of education and training. Since October 1998, Mr. Whitney has been the President and a member of the Board of Directors of Whitney Canada, Inc. Whitney Canada is in the business of education and training. Since February 1999, Mr. Whitney has been the President and a member of the Board of Directors of Wealth Intelligence Network, Inc. Wealth Intelligence Network is in the business of education and training. Since June 1999, Mr. Whitney has been the President and a member of the Board of Directors of Whitney Internet Services, Inc. Whitney Internet Services is in the business of providing Internet services, education and training. Since June 1999, Mr. Whitney has been the President and a member of the Board of Directors of Whitney Consulting Services, Inc. Whitney Consulting is
in the business of providing telemarketing services.   Since June 1999,
Mr. Whitney has been the President and a member of the Board of Directors of Russ Whitney's Wealth Education Centers, Inc. Russ Whitney's Wealth Education Centers are in the business of education and training. Since June 1999, Mr. Whitney has been the President and a member of the Board of Directors of Russ Whitney's Wealth Education Centers of Jackson, Mississippi, Inc. Since March 1991, Mr. Whitney has been Chief Executive Officer of Whitney Leadership Group, Inc., a Florida corporation located in Cape Coral, Florida, engaged in the business of publishing and marketing. Since February 1995, Mr. Whitney has been President of RAW, Inc., a Florida corporation engaged in the business of buying, selling and investing in real estate which is located in Cape Coral, Florida, Since August 1993, Mr. Whitney has been Vice President of Precision Software Services, Inc., a Florida corporation located in Cape Coral, Florida, which is engaged in the business of developing and licensing software primarily for the real estate and small business industries. Since March 1992, Mr. Whitney has been President of MRS Equity Corp., a Florida corporation located in Cape Coral, Florida, which is engaged in the business of selling mortgage related products and services. Since November 1996, Mr. Whitney has been affiliated with Teamwork Communications, Inc., a company that provides sales and marketing services located in Cape Coral, Florida.

Richard W. Brevoort - President and a member of the Board of Directors.

     Since August 1998, Mr. Brevoort has been a member of the Board of Directors of the Company and spends substantially full-time on Company matters. Mr. Brevoort became the President of Whitney Education Group, Inc. (formerly, Win Systems, Inc.) in February 1997, and President of the Company in August 1998. From January 1984 to February 1991, Mr. Brevoort was the President of the Hudson Agency, a marketing company based in New York City. From September 1970 to October 1975, Mr.

Brevoort was a Deputy Finance Administrator and Commissioner of Tax Collection. From June 1969 to August 1970, Mr. Brevoort was an
Assistant Administrator of Economic Development.    From August 1968 to
March 1969, Mr. Brevoort was a Deputy Commissioner of Commerce. From March 1966 to November 1966, Mr. Brevoort was a Director of Weights and Measures for the City of New York. From November 1975 to December 1983, Mr. Brevoort was the Chief of Staff for the Democratic Party in the New York State Senate. From 1982 to 1987, Mr. Brevoort was a member of the Board of Directors of the New York City Convention Center. From 1996 to 1997, Mr. Brevoort was an Instructional Supervisor of the
Trace Program at Bronx Community College.    From 1968 to 1969, Mr.
Brevoort was a member of an Advisory Committee for the New York City Superintendent of Schools. Mr. Brevoort has been included in the 1996 Who's Who in America and 1996 Who's Who in the World.

Ronald S. Simon - Secretary/Treasurer, Chief Financial Officer, and a member of the Board of Directors.

     Since August 1998, Mr. Simon was been the Secretary/Treasurer, Chief Financial Officer, and a member of the Board of Directors of the Company and spends such time that is necessary on Company matters. Since August 1998, Mr. Simon has been the Secretary/Treasurer and a member of the Board of Directors of Whitney Education Group, Inc. (formerly, Win Systems, Inc.). Whitney Education Group is in the business of education and training. Since August 1998, Mr. Simon has been the Secretary/Treasurer and a member of the Board of Directors of Wealth Intelligence Network, Inc. Wealth Intelligence Network is in the business of education and training. Since June 1999, Mr. Simon has been the Secretary/Treasurer and a member of the Board of Directors of Whitney Consulting Group, Inc. Whitney Consulting Group is in the business of telemarketing. From October 1995 to January 1999, Mr. Simon was the President of On Line Services USA, Inc., an Internet service provider and web site design company. Since 1971, Mr. Simon has been Certified Public Accountant in the states of Florida and Illinois. Since 1993, Mr. Simon has had his real estate license in the state of Florida. Since 1996, Mr. Simon has had his insurance license in the state of Florida. Mr. Simon graduated from the University of Illinois with Bachelor of Science degree in accounting.


ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company during the last three years, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE
(a)         (b)   (c)     (d)     (e)     (f)        (g)        (h)     (i)
                                  Other   Restricted Securities
Name and                          Annual  Stock      Underlying LTIP    All
                                                     Other
Principal                        Compen-             Options/           Compen-
Position     Year Salary  Bonus  sation  Award(s)    SARs       Payouts sation
                  ($)     ($)    ($)     ($)         (#)        ($)     ($)
Russell      1998 $52,000  0      0      0           0          0       $52,000
 Whitney     1997 $39,365  0      0      0           0          0       $39,365
CEO          1996     -0-  0      0      0           0          0           -0-

Richard      1998 $30,281  0      0      0           0          0       $30,281
 Brevoort    1997 $32,224  0      0      0           0          0       $32,224
President    1996 $19,480  0      0      0           0          0       $19,480

Ronald       1998 $ 5,927  0      0      0           0          0       $ 5,927
 Simon       1997     -0-  0      0      0           0          0           -0-
CFO          1996     -0-  0      0      0           0          0           -0-

     The Company anticipates paying the following salaries in 1999, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

Russell Whitney     CEO                 1999           $ 75,000
Richard Brevoort    President           1999           $ 40,000
Ronald Simon        CFO                 1999           $ 36,000

     There are no retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors. The Company has adopted a Non-Qualified Incentive Stock Option Plan and the Company supplies health insurance to its officers, directors and employees.

     The following grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to officers and/or directors:

                                Number of
                                Securities
                  Number of     Underlying
                  Securities    Options/SARs
                  Underlying    Granted      Exercise      Number of
                  Options       During Last  or Base       Options   Expiration
Name              SARs Granted  12 Months[1] Price ($/Sh)  Exercised Date
Richard Brevoort  100,000         75,000     $1.875        -0-       09/01/2008
Ronald Simon      150,000        125,000     $1.875        -0-       09/01/2008


Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     Directors do not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On August 18, 1998, the Company acquired all (100 shares) of the issued and outstanding shares of common stock of Win Systems, Inc. in exchange for 6,750,000 shares, 187,500 Class A Warrants, and 340,000 Class B Warrants. 97.5% of the shares of Win Systems, Inc. were owned by Russell Whitney, the current Chief Executive Officer and Chairman of the Board of Directors of the Company and the remaining shares were owned by other key personnnel.

      The Company has leased office space from Russ Whitney, its Chief Executive Officer and a member of the Board of Directors pursuant to the terms of a three year lease which commenced on September 1, 1999 and terminates on October 31, 2002 with a monthly rental payment of $5,805.34. Russ Whitney is the Chief Executive Officer of the Company and Chairman of its Board of Directors. The terms of the lease are no less favorable as can be obtained from independent third parties.

     The Company is indebted to Russ Whitney, the Company's Chief
Executive Officer and Chairman of the Board of Directors in the sum of $19,979 for cash advances.

     The Company has advanced to Precision Software Services, Inc. and MRS Equity Corp., the amount of $528.00 and $8.00, respectively. The aforementioned corporations are owned and controlled by Russ Whitney.

     In addition, the Company has receivables from Whitney Leadership Group, Inc. in the amount of $94,417 for sales of products and from Teamwork Communication, Inc. in the amount of $20,000 in the form of a short-term loan. The aforementioned corporations are controlled by Russ Whitney.

     MRS Equity Corp. provides products and services for the Company and the Company provides MRS Equity Corp. with payroll services. MRS Equity is a wholly owned subsidiary corporation of Equity Corp.
Holdings which is owned and controlled by Russell Whitney, the Company's Chief Executive Officer and Chairman of the Board of
Directors.

     Precision Software Services, Inc. develops and licenses software to the Company. Russell Whitney, the Company's Chief Executive Officer and Chairman of the Board of Directors owns controlling interest in Precision Software Services, Inc.

     The Company provides payroll services to Whitney Leadership Group, Inc. and in the past, Whitney Leadership Group, Inc. has lent money to the Company. Russell Whitney, the Company's Chief Executive Officer and Chairman of the Board of Directors President and Chief Operating Officer of Whitney Leadership Group.

     In January 1997, RAW, Inc. a corporation owned and controlled by Russell Whitney, the Company's Chief Executive Officer and Chairman of the Board of Directors, sold to the Company a portion of its inventory consisting of vacant land.

          The amount of purchased products (software books, tapes, and supplies) from affiliates is as follows:

          MRS Equity Corp.                        $148,350
          Precision Software Services, Inc.       $180,123

          The payroll service amounts are as follows:

          MRS Equity Corp.                        $ 51,747
          Precision Software Services, Inc.       $ 22,367
          Whitney Leadership Group, Inc.          $ 46,747

     The terms of all of the transactions between related parties were no less favorable than could be obtained from independent third parties.


ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party defendant in any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.


ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's shares are traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board") under the trading symbol "RUSS." The Company's shares began trading in August 1998. These quotations reflected inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. Summary trading by quarter for the 1998 and 1997 fiscal years and the first and second quarter of 1999 are as follows:

          Fiscal Quarter              High Bid         Low Bid

          1999
               Second Quarter           $ 2.00         $ 1.87
               First Quarter            $ 2.00         $ 1.75

          1998
               Fourth Quarter           $ 2.50         $ 2.00
               Third Quarter            $ 3.50         $ 3.00
               Second Quarter           $ 0.00         $ 0.00
               First Quarter            $ 0.00         $ 0.00

          1997
               Fourth Quarter           $ 0.00         $ 0.00
               Third Quarter            $ 0.00         $ 0.00

          The source for the foregoing high and low bid information was Michael Kirby a registered representative of Spencer Edwards, Inc. a market maker in the Company's common stock.

     As of July 26, 1999, the Company has 195 holders of record of its Common Stock.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has 7,524,022 shares of Common Stock issued and outstanding as of July 26, 1999. Of the 7,524,022 shares of the Company's Common Stock outstanding, 750,022 shares are freely tradeable and 6,770,000 shares can only be resold in compliance with Reg. 144 adopted under the Securities Act of 1933 (the "Act").

     In general, under Rule 144 as currently in effect, a person (or persons whose Shares are aggregated) who has beneficially owned Shares privately acquired directly or indirectly from the Company or from an affiliate, for at least one year, or who is an affiliate, is entitled to sell within any three month period a number of such Shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks, immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose Shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 day preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell all such Shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

     In 1996, the Company issued 976,200 shares of common stock to its officers, directors and others pursuant to Reg. 504 of the Securities Act of 1933.

     On or about August 18, 1998, the Company reverse split its shares of common stock on a 1 for 1.3016 basis.

     On or about August 18, 1998, the Company issued 93,750 Class A Warrants to Earnest Mathis, Jr. in consideration of $100.00 and 93,750 Class A Warrants to Gary Agron in consideration of $100.00. Messrs. Mathis and Agron are former directors of the Company. The Class A Warrants were issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Act") and are deemed "restricted" securities as that term is defined in Reg. 144 of the Act. As of the date hereof, Messrs. Mathis and Agron have not exercised any of the foregoing Class A Warrants.
For a description of the Class A Warrants, see "Description of Securities."

     On August 18, 1998, the Company acquired all of the issued and outstanding shares of common stock of Win Systems, Inc., a corporation controlled by Russell Whitney, the Company's Chief Executive Officer and Chairman of the Board of Directors in consideration of 6,750,000 shares of the Company's common stock and 340,000 Class B Warrant entitling the holders thereof to acquire an addition 340,000 shares of the Company's common stock at an exercise price of $4.00 per share up
to August 18, 2002.   The shares of common stock and warrants were
issued pursuant to Section 4(2) of the Securities Act of 1933. For a description of the Class B Warrants, see "Description of Securities."

     On February 1, 1999, the Company issued 20,000 "restricted" shares to James Francis in exchange for the stock of Wealth Intelligence Network, Inc. which is now a subsidiary of Whitney Information Network, Inc. Also on May 31, 1999 and again on June 30, 1999, the Company issued 2,000 "restricted" shares (4,000 total) to Visibility Consulting, Inc., a financial public relations firm, for services. The issuances of the foregoing shares were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Act.


ITEM 11.  DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 25,000,000 shares, $0.001 par value per share. All shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they choose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Warrants

     There are currently outstanding, 187,500 Class A Warrants and 340,000 Class B Warrants.

     The Class A Warrants are exercisable at anytime prior to the expiration of two (2) years from the date the Class A Warrants are first registered with the Securities and Exchange Commission (the "SEC"). As of the date hereof, the Class A Warrants have not been registered with the SEC. Each Class A Warrant entitles the warrant holder to purchase one additional share of common stock at an exercise price of $4.00 per share. The Class A Warrants may not be exercised by the holder thereof unless a current registration statement covering the shares underlying the Class A Warrants is effective with the SEC. The exercise price of the Class A Warrants is subject to adjustment upon the occurrence of certain events and the Company may reduce the exercise price of the Class A Warrants, subject to notifying the warrant holder of such adjustment. The Class A Warrants are subject to the terms and conditions of a Warrant Agreement between the Company and Corporate Stock Transfer. The foregoing is a brief summary of the material conditions of said Warrant Agreement and is qualified by the terms of the Warrant Agreement.

     The Class B Warrants are exercisable at anytime prior to the expiration of four (4) years from the date the Class B Warrants are first registered with the SEC. As of the date hereof, the Class B Warrants have not been registered with the SEC. Each Class B Warrant entitles the warrant holder to purchase one additional share of common stock at an exercise price of $4.00 per share. The Class B Warrants may not be exercised by the holder thereof unless a current registration statement covering the shares underlying the Class B Warrants is effective with the SEC. The exercise price of the Class B Warrants is subject to adjustment upon the occurrence of certain events and the Company may reduce the exercise price of the Class B Warrants, subject to notifying the warrant holder of such adjustment. The Class B Warrants are subject to the terms and conditions of a Warrant Agreement between the Company and Corporate Stock Transfer. The foregoing is a brief summary of the material conditions of said Warrant Agreement and is qualified by the terms of the Warrant Agreement.

Transfer and Warrant Agent

     The Company's transfer and warrant agent is Corporate Stock
Transfer, Republic Plaza, 370 17th Street, Suite 2350, Denver Colorado 80202-46147 and its telephone number is (303) 595-3300.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the state of Colorado under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.


ITEM 13.  FINANCIAL STATEMENTS.


     Financial Statements begin on following page.

                          LARRY LEGEL, CPA
                  5100 NORTH FEDERAL HIGHWAY, #409
                    FORT LAUDERDALE, FL 33308
                           (954) 493-8900

                    INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of the
WHITNEY INFORMATION NETWORK, INC.
Cape Coral, FL

I have audited the accompanying consolidated balance sheet of Whitney Information Network, Inc. as of December 31, 1998 and 1997, and the related statements of consolidated operations, changes in consolidated stockholders' equity and consolidated cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, the financial position of Whitney Information Network, Inc. as of December 31, 1998 and 1997, and the results of its consolidated operations and its consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles consistently applied.

                                   LARRY LEGEL

                                   /s/ Larry Legel
                                   Certified Public Accountant













June 9, 1999
Fort Lauderdale, Florida

WHITNEY INFORMATION NETWORK, INC.
Consolidated Balance Sheet
At December 31, 1998  and 1997

ASSETS                                  1998           1997
Current Assets:
Cash                                    $   370,571    $   30,036
Accounts Receivable                     $   980,263    $   78,116
Notes Receivable                        $    10,558    $   25,537
Prepaid Advertising and Other           $   141,448    $  179,688
Due From Affiliates                     $   117,322
Land for Resale                         $    12,336    $   79,961
Deferred Production Costs               $   114,953
Deferred Seminar Costs                  $ 3,983,689    $   66,000
Miscellaneous Receivable                $    17,831    $    8,226
                                        -----------    ----------
Total Current Assets                    $ 5,748,971    $  467,564
                                        -----------    ----------
Total Assets                            $ 5,748,971    $  467,564
                                        ===========    ==========
         LIABILITIES AND SHAREHOLDERS' EQUITY LIABILITIES
Current Liabilities
Accounts Payable                        $   564,708    $   84,107
Income Taxes Currently Payable          $   148,000
Loans From Affiliates                   $    12,428    $  171,437
Deferred Educational Revenues           $ 3,958,244    $  239,000
Other Accrued Liabilities               $    62,948    $    5,813
                                        -----------    ----------
Total Current Liabilities               $ 4,746,328    $  500,357
                                        -----------    ----------
Other Liabilities and Deferred Credits
Deferred Income Taxes                   $   267,000
Loans from Shareholder                  $    64,979    $   64,979
                                        -----------    ----------
Total Other Liabilities                 $   331,979    $   64,979
                                        -----------    ----------
Total Liabilities                       $ 5,078,307    $  565,336
                                        -----------    ----------
SHAREHOLDERS' EQUITY
Common Stock (no par value stock,
 7,500,047 shares issued and
 outstanding)                           $     2,602    $    2,602
Paid In Capital                         $       900    $      900
Retained Earnings                       $   667,162    $ (101,274)
                                        -----------    ----------
Total Shareholders' Equity              $   670,664    $  (97,772)
                                        -----------    ----------
Total Liabilities and
 Shareholders' Equity                   $ 5,748,971    $  467,564
                                        ===========    ==========





  The accompanying notes are an integral part of the consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC.
Consolidated Statement of Operations
For the Years Ended December 31, 1998 and 1997

                                   1998           1997
Sales                              $ 13,760,208   $ 5,558,280

Cost of Sales                      $  4,682,850   $ 1,910,300
                                   ------------   -----------
Gross Profit                       $  9,077,358   $ 3,647,980
                                   ------------   -----------
Expenses
Advertising and Sales Expense      $  5,351,293   $ 2,769,896
General and Administrative Expense $  2,542,629   $   867,820
                                   ------------   -----------
                                   $  7,893,922   $ 3,637,716
                                   ------------   -----------
Income Before Taxes                $  1,183,436   $    10,264

 Income Taxes (see note)           $   (415,000)
                                   ------------   -----------
NET INCOME                         $    768,436   $    10,264

Retained Earnings,
 beginning of year                 $   (101,274)  $  (111,538)
                                   ------------   -----------
Retained Earnings, end of year     $    667,162   $  (101,274)
                                   ============   ===========

Basic and Fully Diluted
 Earnings Per Share**              $       0.10   $      0.01
                                   ============   ===========

**Adjusted for Reverse Split






















  The accompanying notes are an integral part of the consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC.
Consolidated Statement of Cash Flows
For the Years Ended December 31, 1998 and 1997

                                        1998           1997
CASH FLOWS FROM OPERATING ACTIVITIES
 Net earnings from operations           $    768,436   $   10,264
 Changes in operating assets and liabilities
 Increase in Accounts Receivable        $   (902,148)  $  (78,116)
 Increase in Deferred Production Costs  $   (114,953)  $  (25,537)
 Decrease in Notes Receivable           $     14,979
 (Increase) Decrease in Prepaids
  and other assets                      $    110,306   $ (179,688)
 Increase in Other Receivables          $     (9,405)  $   (8,326)
 Increase in Deferred Expenses          $ (3,917,689)  $  (66,000)
 Increase in Accounts Payable           $    480,601   $   84,107
 Increase in Deferred Income            $  3,719,244   $  239,000
 Increase in Income Tax Payable         $    415,000
 Increase in Other Liabilities          $     55,097   $    4,095
                                        ------------   ----------
 Net cash flow from operations          $    619,468   $  (20,201)
                                        ------------   ----------

CASH USED IN INVESTING ACTIVITIES
Purchase of Real Estate for Resale                     $  (79,961)
Loans made to Affiliates                $   (117,973)
                                        ------------   ----------
Net cash used in investing activities   $   (117,973)  $  (79,961)
                                        ------------   ----------
CASH USED IN FINANCING ACTIVITIES
Issuance of Common Stock                $     (2,602)
Loans from affiliates                                  $  128,358
Net Repayments of Loans by Affiliates   $   (158,358)  $   (5,644)
                                        ------------   ----------
Net cash used in financing activities   $   (160,960)  $  122,714
                                        ------------   ----------
Increase in cash                        $    340,535   $  102,513

Cash at beginning of year               $     30,036   $    7,484
                                        ------------   ----------
Cash at end of year                     $    370,571   $  109,997
                                        ============   ==========













  The accompanying notes are an integral part of the consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC.
Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 1998 and 1997

                           Common Stock       Paid    Retained     Total
                        Number of             In      Earnings     Shareholders
                        Shares      Value     Capital (Deficit)    Equity
Balance
 December 31, 1996        976,200   $ 2,602           $   (2,500)  $     102
Net loss for 1997                                     $      (64)  $     (64)
Balance
 December 31, 1997        976,200   $ 2,602           $   (2,564)  $      38
Reverse Split            (226,153)
Acquisition of
 Win Systems, Inc.      6,750,000             $ 900   $  (98,710)  $ (97,810)
Net income for the
 period ending
 December 31, 1998                                    $  768,436   $ 768,436
                        ---------   -------   -----   ----------   ---------
Balance
 December 31, 1998      7,500,047   $ 2,602   $ 900   $  667,162   $ 670,664
                        =========   =======   =====   ==========   =========
Weighted Average Number
 of Shares Outstanding
 During the Period      7,500,047 **
                        =========

**   Assumes the merger took place at the beginning of the period


























  The accompanying notes are an integral part of the consolidated financial statements.

                 WHITNEY INFORMATION NETWORK, INC.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

SIGNIFICANT ACCOUNTING POLICIES

General

WHITNEY INFORMATION NETWORK, INC. (formerly Win Systems International, Inc.) was incorporated under the laws of the State of Colorado and began operations in the Educational Seminar industry on August 18, 1998 when it merged with Win Systems, Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Statements

The Company's financial instruments consist principally of cash, accounts receivable and notes receivable, deferred seminar costs, accounts payable, accrued expenses, deferred educational revenues, and notes payable. The carrying amounts of such financial instruments as reflected in the balance sheets approximate their estimated fair value as of December 31, 1998. The estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of WHITNEY INFORMATION NETWORK, INC. and its wholly owned subsidiaries,
Win Systems, Inc, Whitney Canada, Ltd. and 1311448 Ontario Corp.   All
significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

Revenue from product sales is recognized at the time the sale is made. Revenue from educational seminars is recorded (1) when the non refundable deposit is received for the seminars and the seminar has taken place (2) when it is reasonably certain that the balance of the option to purchase additional educational programs will be exercised and paid and the seminar has taken place and (3) revenues are deferred when the seminar proceeds are received in full in the current period and the seminar takes place in a subsequent period. See liability for Deferred Revenues on the balance sheet in the amount of $3,958,244.

                 WHITNEY INFORMATION NETWORK, INC.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

Deferred Expenses for Future Educational Programs

The Company incurs large sums of money to produce the deferred revenues. To the extent that these expenditures relate to training sessions and seminars that will occur in future periods these expenditures are deferred to those periods. The deferred expenses associated with future educational programs is shown on the balance sheet as Deferred Seminar Costs in the amount of $3,983,689. The components of the Deferred Expenses at December 31, 1998 and 1997 are as follows:

Component of Deferred Expenses               1998           1997
     Advertising Expense                     $ 2,099,998    $ 40,000
     Instructors and Trainers Compensation       676,899      10,000
     Support Services                            385,992       6,000
     Travel and Facility Costs                   551,456       7,000
     Administrative Expense                      269,344       3,000
                                             -----------    --------
          Total                              $ 3,983,689    $ 66,000
                                             ===========    ========

Property and Equipment

The Company owned no property or equipment at the balance sheet dates. However; it did own some land for resale at December 31, 1998, which it plans to sell to an affiliate in 1999 (at the same price it purchased the land from the affiliate at the beginning of 1997). See related party transactions.

Income Taxes

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes" in 1993. SFAS No. 109 requires the liability method of accounting for income taxes. Deferred income taxes result in temporary differences in the recognition of revenue and expenses for income tax and financial reporting purposes. These differences are primarily due to the differences in accrual basis reporting for statement purposes and cash basis reporting for tax purposes.

                 WHITNEY INFORMATION NETWORK, INC.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


Accounts and Notes Receivable

Notes Receivable represent one-year notes at various interest rates received on sales of real estate. The accounts receivable are trade receivables arising from the sale of educational products and seminars. The company believes the allowance for doubtful accounts is sufficient to cover any uncollectible amounts as of December 31, 1998.

Land for Resale

The land held for resale on the balance sheet is recorded at cost and is reasonably expected to be sold or exchanged during the succeeding year.

Net Income Per Common Share

In 1997 the Company adopted SFAS No. 128 "Earnings Per Share." SFAS No. 128 (the "Statement") establishes standards for computing and presenting earnings per share ("EPS"). This Statement replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the statement of operations for all entities with complex capital structures. This Statement also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

Acquisitions and Mergers

On August 18, 1998,. WHITNEY INFORMATION NETWORK, INC. (formerly Win Systems International, Inc. and prior to that Gimmel Enterprises, Inc.) purchased Win Systems, Inc. by exchanging 100% of its shares for 90% of Gimmel's shares bringing the total shares of WHITNEY INFORMATION NETWORK, INC. (issued and outstanding) at August 18, 1998 to 7,500,047. Win Systems, Inc. became a wholly owned subsidiary of Whitney Information Network, Inc. (WIN). The financial statements from January 1, 1997 through December 31, 1998 are based upon the assumption that the companies were combined for the entire period and all stock splits have been reflected in the statements as of the beginning of the period.

                 WHITNEY INFORMATION NETWORK, INC.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

Also on August 18, 1998, WIN issued 187,500 Class A stock purchase warrants and 340,000 Class B stock purchase warrants. Both the Class
A and Class B warrants are exercisable at $4.00 per share.   The Class
A warrants and the Class B warrants are exercisable 2 years and 4 years respectively after the underlying stock is registered. The Company also instituted a stock option plan for key personnel. Under the plan options are to be granted at the fair market value at the date of the grant and exercisable for a 10-year period after the grant with a three-year vesting schedule. The Company has reserved 750,000 shares for the stock option plan of which 385,000 option shares have been granted (at an exercise price of $2.00 per share) to the balance sheet date. None have been exercised or expired to date.

Related Party Transactions

The Company has rented its premises since 1992 from the Chairman of the Board and pays rent on annual leases. Rentals under the related party lease were $37,657 $17,025 for the years ended 31, 1998 and 1997, respectively. The company leases approximately 8,200 square feet presently. Its space requirements doubled in 1998. Future minimum payments, by year and in the aggregate under capital and noncancellable operating leases with initial or remaining terms of one year or more are $44,202 for 1999.

At December 31,1997 and December 31, 1998 the related party receivables and payables on the balance sheet were as follows:

                                             12/31/97  12/31/98
PAYABLES:
LONG-TERM
Loans Payable to the Chairman of the Board   $  64,979 $ 64,979

SHORT-TERM
Accounts Payable to Precision
 Software Services, Inc.                     $  21,466 $    -0-
Amounts due to Whitney
 Leadership Group, Inc.                      $  97,938 $    -0-
Amounts Due to RAW, Inc.                     $  37,552 $  1,220
Amounts Due to MRS Equity Corp,              $  14,481 $ 11,208
                                             --------- --------
                                             $ 171,437 $ 12,428
                                             ========= ========











                                F-9

                 WHITNEY INFORMATION NETWORK, INC.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

Related Party Transactions (continued)

Receivables:
Due from Whitney Leadership Group                 $  89,754
Due form MRS Equity Corp                          $   1,073
Due from Precision Software Services, Inc.        $   6,495
Due from Teamwork Communications, Inc.            $  20,000
                                                  ---------
                                                  $ 117,322
                                                  =========

The Company has receivables from Whitney Leadership Group in the amount of $89,754; Precision Software Services, Inc. in the amount of $6,495; MRS Equity Corp. in the amount of $1,073 and Teamwork Communications, Inc. in the amount of $20,000 shown on the balance sheet as Due from Affiliates at December 31, 1998.

MRS Equity Corp. provides certain products and services for WHITNEY INFORMATION NETWORK, INC. and WHITNEY INFORMATION NETWORK, INC. provides MRS Equity Corp. with payroll services including leased employees. WHITNEY INFORMATION NETWORK, INC. provides payroll services to MRS Equity Corp in the amount of $115,583 for 1997 and $100,272 for
1998.   MRS Equity Corp. provided WHITNEY INFORMATION NETWORK, INC.
with $43,212 and $216,500 for product costs for 1997 and 1998 respectively. MRS Equity Corp. is a 100 percent subsidiary of Equity Corp. Holdings, Inc. of which the Chairman of the Board of WHITNEY INFORMATION NETWORK, INC. owns a controlling interest.

Precision Software Services, Inc. is a Company that develops and licenses software primarily for the real estate and small business industries. The Chairman of the Board of Directors of WHITNEY INFORMATION NETWORK, INC. owns a majority interest in Precision Software Services, Inc. During 1997 and 1998 the Company provided WHITNEY INFORMATION NETWORK, INC. $115,791 and $67,925 in product cost, respectively. WHITNEY INFORMATION NETWORK, INC. provides payroll services to Precision Software Services, Inc in the amount of $30,704 for 1997 and $44,135 for 1998.

WHITNEY INFORMATION NETWORK, INC. provides payroll services to Whitney Leadership Group, Inc. in the amount of $123,051 for 1997 and $133,928 for 1998. Whitney Leadership Group, Inc. also loaned WHITNEY INFORMATION NETWORK, INC. $50,000 in 1997 and provided office and other services to WHITNEY INFORMATION NETWORK, INC. amounting to $123,489 for
1998.   The Chairman of the Board of WHITNEY INFORMATION NETWORK, INC.
is the President and Chief Operating Officer of Whitney Leadership
Group, Inc.

                 WHITNEY INFORMATION NETWORK, INC.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

Related Party Transactions (continued)

RAW, Inc. is a company owned by the Chairman of the Board of WHITNEY INFORMATION NETWORK, INC., which buys, sells and invests in real property. It was felt that WIN SYSTEMS, INC. could enhance its operations if it could also provide the same services that RAW, Inc.
did.   RAW, Inc. on January 1, 1997 sold Win Systems, Inc a portion of its inventory of real estate on hand at that date for $70,077. Repayments on this loan were $68,857 through December 31, 1998 leaving a balance of $1,220 at that date. During 1997 RAW, Inc. sold real
estate valued at $94,075 to WIN SYSTEMS, INC.   Management decided in
late 1997 to discontinue this practice in WIN SYSTEMS, INC. as this practice detracted WIN SYSTEMS, INC. from its primary focus of education and training.

In 1998, the company's outside accountant became the Chief Financial Officer of the company and a shareholder of the company. In the year ended December 31, 1997 the company paid $ 5,000 in accounting fees to its now Chief Financial Officer and $19,052 for 1998.

Those items above that are reasonably expected to be collected within one year are shown as short term and those, which are not expected to be collected during the next twelve months, are shown as long-term.

Income Taxes

The reconciliation between the provision for income taxes and the amount which results from applying the federal statutory rate of 34% to the income before income taxes is as follows:

Income tax expense at the statutory rate
 for continuing operations                   $  404,000
State taxes, net of federal tax benefit      $   45,000
Utilization of net operating losses          $  (34,000)
                                             ----------
Income tax expense per books                 $  415,000
                                             ==========
Currently Payable                            $  148,000
Deferred                                     $  267,000
                                             ----------
                                             $  415,000
                                             ==========

                 WHITNEY INFORMATION NETWORK, INC.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

INDEBTEDNESS

There were no short or long-term borrowings from unrelated third parties for 1997 and the year ended December 31, 1998. The interest expense was $-0- for 1997 and 1998 to date. (See Related Party Transactions). The Company was indebted to its Chairman for short term non-interest bearing advances in the amount of $64,979 at both December 31,1997 and December 31, 1998.

INCOME TAXES

At December 31, 1997 the company had Federal net operating loss carryforwards of approximately $96,000 that will be used in 1998. The company has previously reported its revenues and expenses for income tax purposes on the "cash basis" of accounting. A small provision has been recorded in 1997 due to the further utilization of prior year's net operating losses. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

COMMITMENTS AND CONTINGENCIES

The company carries liability insurance coverage, which it considers sufficient to meet regulatory and consumer requirements and to protect the company's employees, assets and operations.

The company, in the ordinary course of conducting its business, is subject to various state and federal requirements. In the opinion of management, the company is in compliance with these requirements.

The company has recognized no impact of the Year 2000 on the processing of date-sensitive information by the Company's computerized information systems. The year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. Costs of addressing the Y2K problem have been minimal. However, if the Company's vendors are unable to resolve such
issues in a timely manner, it could result in a financial risk.   The
Company or the Company's vendors have not experienced any problems as a result of the Year 2000 to date.

                 WHITNEY INFORMATION NETWORK, INC.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


Subsequent Events

At a meeting on May 26, 1999, the Company, with the consent of the Board of Directors, the shareholders voted unanimously voted in favor of changing the name of the Company from Win Systems International, Inc. to WHITNEY INFORMATION NETWORK, INC.

WHITNEY INFORMATION NETWORK, INC.
Consolidated Balance Sheet
At June 30, 1999  and 1998

ASSETS                             1999           1998
Current Assets:
Cash                               $  1,512,455   $   578,013
Accounts Receivable                $  1,730,688   $   588,122
Notes Receivable                                  $    29,687
Prepaid Advertising and Other      $    531,949   $   300,605
Due From Affiliates                $    114,015
Land for Resale                    $     12,336   $    15,596
Deferred Production Costs          $    114,953
Deferred Seminar Costs             $  6,831,389   $   351,000
Miscellaneous Receivable           $     58,008   $    25,271
                                   ------------   -----------
     Total Current Assets          $ 10,905,793   $ 1,888,294
                                   ------------   -----------
Property and Equipment
   depreciation of $7,659 in 1999  $    127,444   $        -
                                   ------------   -----------
Other Assets
 Contract Rights
  (net of amortization)            $     49,500   $        -
                                   ------------   -----------
Total Assets                       $ 11,082,737   $ 1,888,294
                                   ============   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current Liabilities
Accounts Payable                   $    666,667   $   471,746
Income Taxes Currently Payable     $    342,868   $   107,000
Loans From Affiliates                             $   192,616
Deferred Educational Revenues      $  8,357,501   $   842,304
Other Accrued Liabilities          $     74,199   $    35,264
                                   ------------   -----------
Total Current Liabilities          $  9,441,235   $ 1,648,930
                                   ------------   -----------
Other Liabilities and Deferred Credits
Deferred Income Taxes              $    267,000
Loans from Shareholder             $     19,979   $    64,979
                                   ------------   -----------
Total Other Liabilities            $    286,979   $    64,979
                                   ------------   -----------
Total Liabilities                  $  9,728,214   $ 1,713,909
                                   ------------   -----------
SHAREHOLDERS' EQUITY
Common Stock (no par value stock,
 7,500,047 shares issued and
 outstanding)                      $     60,352   $       100
Paid In Capital                    $        900   $       900
Retained Earnings                  $  1,293,271   $   173,375
                                   ------------   -----------
Total Shareholders' Equity         $  1,354,523   $   174,375
                                   ------------   -----------
Total Liabilities and
 Shareholders' Equity              $ 11,082,737   $ 1,888,284
                                   ============   ===========

  The accompanying notes are an integral part of the consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC.
Consolidated Statement of Operations
For the Six Months Ended June 30, 1999 and 1998

                                   1999           1998
Sales                              $ 10,286,320   $ 8,178,965

Cost of Sales                      $  4,340,090   $ 2,865,929
                                   ------------   -----------
Gross Profit                       $  5,946,230   $ 5,313,036
                                   ------------   -----------
Expenses
Advertising and Sales Expense      $  2,974,198   $ 3,256,358
General and Administrative Expense $  2,002,042   $ 1,677,593
                                   ------------   -----------
                                   $  4,976,240   $ 4,933,951
                                   ------------   -----------
Income Before Taxes                $    969,990   $   379,085

 Income Taxes (see note)           $   (343,881)  $  (107,000)
                                   ------------   -----------
NET INCOME                         $    626,109   $   272,085

Retained Earnings,
 beginning of period               $    667,162   $   (98,710)
                                   ------------   -----------
Retained Earnings, end of period   $  1,293,271   $  (101,274)
                                   ============   ===========
Basic and Fully Diluted
 Earnings Per Share**              $       0.08   $      0.04
                                   ============   ===========
Weighted average number of shares
 outstanding during the period.       7,513,859     7,500,047
                                   ============   ===========

Prior periods have been restated to reflect the merger as if it took place at the beginning of the period.














  The accompanying notes are an integral part of the consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC.
Consolidated Statement of Cash Flows
For the Six Months Ended June 30, 1999 and 1998

                                   1999           1998
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings from operations       $    626,109   $  272,086
 Add back Depreciation and
  Amortization                     $      8,476
                                   ------------   ----------
                                   $    634,585   $  272,086
Changes in operating assets and liabilities
Increase in Accounts Receivable    $   (750,425)  $ (510,006)
Increase in Deferred
 Production Costs                                 $ (285,000)
Decrease in Notes Receivable       $     10,558   $   (4,150)
(Increase) Decrease in Prepaids
 and other assets                  $   (390,501)  $ (120,917)
Increase in Other Receivables      $    (40,137)  $  (16,945)
Increase in Deferred Expenses      $ (2,847,700)  $ (285,000)
Increase in Accounts Payable       $    101,959   $  387,639
Increase in Deferred Income        $  4,399,257   $  888,304
Increase in Income Tax Payable     $    194,868   $  107,000
Increase in Other Liabilities      $     11,211   $   29,451
                                   ------------   ----------
Net cash flow from operations      $  1,323,675   $  462,462
                                   ------------   ----------
CASH USED IN INVESTING ACTIVITIES
Purchase of Property and Equipment $   (135,103)
Real Estate Sold                                  $   64,375
Acquisition of Contract Rights     $    (50,317)
Loans made to Affiliates           $      3,307   $   21,178
                                   ------------   ----------
Net cash used in
 investing activities              $   (182,113)  $   85,553
                                   ------------   ----------
CASH USED IN FINANCING ACTIVITIES
Issuance of Common Stock           $     57,750
Loans from affiliates              $    (57,428)
                                   ------------   ----------
Net cash used in
 financing activities              $        322   $       -
                                   ------------   ----------
Increase in cash                   $  1,141,884   $  548,015
cash at beginning of year          $    370,571   $   29,998
                                   ------------   ----------
Cash at end of year                $  1,512,455   $  578,013
                                   ============   ==========





  The accompanying notes are an integral part of the consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC.
Consolidated Statement of Changes in Stockholders' Equity
For the Six Months Ended June 30, 1999 and 1998

                       Common Stock                Retained       Total
                    Number of             Paid-In  Earnings       Shareholders'
                    Shares      Value     Capital  (Deficit)      Equity
Balance
 December 31, 1996    976,200   $  2,602           $    (2,500)   $      102

Net loss for 1997                                  $       (64)   $      (64)
                    ---------   --------   -----   -----------    ----------
Balance
 December 31, 1997    976,200   $  2,602           $    (2,564)   $       38

Reverse Split        (226,153)

Merger with Win Systems,
 Inc.               6,750,000              $ 900   $   (98,710)  $   (97,810)

Net income for the
 period ending
 December 31, 1998                                 $   768,436   $   768,436
                    ---------    -------   -----   -----------   -----------
Balance
 December 31, 1998  7,500,047   $  2,602   $ 900   $   667,162   $   670,664

Issuance of Shares
 for Acquisitions      20,000   $ 50,000                         $    50,000
Issuance of Shares
 for Services           4,000   $  7,750                         $     7,750

Net income for the
 six months ending
 June 30, 1999                                     $   626,109   $   626,109
                    ---------   -------    -----   -----------   -----------
Balance
 June 30, 1999      7,524,047   $ 60,352   $ 900   $ 1,293,271   $ 1,354,523
                    =========   ========   =====   ===========   ===========
















   The accompanying notes are an integral part of the consolidated financial statements.

WHITNEY INFORMATION NETWORK, INC.
Comparative Consolidated Statement of Operations
For the Six Months and Three Months Ended June 30, 1999 and 1998

                       Quarter        Quarter        Six Months    Six Months
                       Ended          Ended          Ended         Ended
                       June 30,                      June 30,
                       1999           1998           1999          1998
Sales                  $ 5,631,788    $ 5,833,306    $10,286,320   $ 8,178,965

Cost of Sales          $ 2,139,434    $ 1,886,438    $ 4,340,090   $ 2,865,929
                       -----------    -----------    -----------   -----------
Gross Profit           $ 3,492,354    $ 3,946,868    $ 5,946,230   $ 5,313,036
                       -----------    -----------    -----------   -----------
Expenses
Advertising and
 Sales Expense         $ 2,102,307    $ 2,752,179    $ 2,974,198   $ 3,256,358
General and Administrative
 Expense               $   964,452    $   994,121    $ 2,002,042   $ 1,677,593
                       -----------    -----------    -----------   -----------
                       $ 3,066,759    $ 3,746,300    $ 4,976,240   $ 4,933,951
                       -----------    -----------    -----------   -----------
Income Before Taxes    $   425,595    $   200,568    $   969,990   $   379,085
Income Taxes
 (see note)            $ (150,841)    $  (77,000)    $ (343,881)   $  (107,000)
                       -----------    -----------    -----------   -----------
NET INCOME             $  274,754     $   123,568    $   626,109   $   272,085

Retained Earnings, beginning
  of year              $ 1,018,517    $    49,807    $   667,162   $   (98,710)
                       -----------    -----------    -----------   -----------
Retained Earnings,
 end of year           $ 1,293,271    $   173,375    $ 1,293,271   $   173,375
                       ===========    ===========    ===========   ===========
Basic and Fully Diluted
 Earnings Per Share**  $      0.04    $      0.02    $      0.08   $      0.04
                       ===========    ===========    ===========   ===========

Weighted average number of
 shares outstanding during
 the period.             7,513,859      7,500,047      7,510,398     7,500,047
                       ===========    ===========    ===========   ===========

Prior periods have been restated to reflect the merger as if it took place at the beginning of the period.











   The accompanying notes are an integral part of the consolidated financial statements.

                  WHITNEY INFORMATION NETWORK, INC.
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

SIGNIFICANT ACCOUNTING POLICIES

General

WHITNEY INFORMATION NETWORK, INC. (formerly Win Systems International, Inc.) was incorporated under the laws of the State of Colorado and began operations in the Educational Seminar industry on August 18, 1998 when it merged with Win Systems, Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Statements

The Company's financial instruments consist principally of cash, accounts receivable and notes receivable, deferred seminar costs, accounts payable, accrued expenses, deferred educational revenues, and notes payable. The carrying amounts of such financial instruments as reflected in the balance sheets approximate their estimated fair value as of December 31, 1998. The estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of WHITNEY INFORMATION NETWORK, INC. and its wholly owned subsidiaries, Whitney Education Group, Inc. (formerly Win Systems, Inc,) Whitney Canada, Ltd. and 1311448 Ontario Corp and Wealth Intelligence Network, Inc., Whitney Consulting Services, Russ Whitney's Wealth Centers, Inc.
and Whitney Consulting, Inc.   All significant inter-company accounts and
transactions have been eliminated.

Revenue Recognition

Revenue from product sales is recognized at the time the sale is made. Revenue from educational seminars is recorded (1) when the non refundable deposit is received for the seminars and the seminar has taken place (2) when it is reasonably certain that the balance of the option to purchase additional educational programs will be exercised and paid and the seminar has taken place and (3) revenues are deferred when the seminar proceeds are received in full in the current period and the seminar takes place in a subsequent period. See liability for Deferred Revenues on the balance sheet in the amount of $8.657,501 at June 30, 1999 and $842,304 at June 30, 1998.

                  WHITNEY INFORMATION NETWORK, INC.
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

Deferred Expenses for Future Educational Programs

The Company incurs a liability when a student signs up to attend a future educational seminar with the Company and the tuition that was collected or accrued is deferred. The expenses related to the deferred tuition are also deferred. The deferred expenses associated with future educational programs are shown on the balance sheet as Deferred Seminar Costs in the amount of $6,831,389 at June 30, 1999 and $351,000 at June 30, 1998.

Component of Deferred Expenses          1998           1997
 Advertising Expense                    $ 3,600,142    $   184,977
 Instructors and Trainers Compensation    1,160,653         59,349
 Support Services                           661,278         33,977
 Travel and Facility Costs                  946,148         48,614
 Administrative Expense                     463,168         24,083
                                        -----------    -----------
          Total                         $ 6,831,389    $   351,000
                                        ===========    ===========

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using accelerated and straight-line methods over the following useful lives:

     Office Furniture                         7 years
     Office Equipment                         5 years
     Intangibles (Contract Rights)           15 years

Also; the Company owned land for resale at June 30, 1999, which it plans to sell to an affiliate in the second half of 1999 (at the same price it purchased the land from the affiliate at the beginning of 1997). See related party transactions.

                  WHITNEY INFORMATION NETWORK, INC.
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

Income Taxes

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes" in 1993. SFAS No. 109 requires the liability method of accounting for income taxes. Deferred income taxes result in temporary differences in the recognition of revenue and expenses for income tax and financial reporting purposes. These differences are primarily due to the differences in accrual basis reporting for statement purposes and cash basis reporting for tax purposes.

Accounts and Notes Receivable

Notes Receivable represent one-year notes at various interest rates received on sales of real estate. The accounts receivable are trade receivables arising from the sale of educational products and seminars. The company believes the allowance for doubtful accounts is sufficient to cover any uncollectible amounts as of December 31, 1998.

Land for Resale

The land held for resale on the balance sheet is recorded at cost and is reasonably expected to be sold or exchanged during the succeeding year.

Net Income Per Common Share

In 1997 the Company adopted SFAS No. 128 "Earnings Per Share." SFAS No. 128 (the "Statement") establishes standards for computing and presenting earnings per share ("EPS"). This Statement replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the statement of operations for all entities with complex capital structures. This Statement also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

                  WHITNEY INFORMATION NETWORK, INC.
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998


Merger With Win Systems, Inc.

On August 18, 1998, Whitney Education Group, Inc. (formerly Win Systems, Inc.) was acquired by WHITNEY INFORMATION NETWORK, INC. (formerly Win Systems International, Inc. and prior to that Gimmel Enterprises, Inc.) in a reverse merger whereby Whitney Education Group, Inc. exchanged 100% of its shares for 90% of Gimmel's shares bringing the total shares of WHITNEY INFORMATION NETWORK, INC. (issued and outstanding) at August 18, 1998 to 7,500,047. Whitney Education Group, Inc. became a wholly owned subsidiary of Whitney Information Network, Inc. (WIN). The financial statements from January 1, 1997 through December 31, 1998 are based upon the assumption that the companies were combined for the entire period and all stock splits have been reflected in the statements as of the
beginning of the period.   Also on August 18, 1998, WIN issued 187,500
Class A stock purchase warrants and 340,000 Class B stock purchase warrants. Both the Class A and Class B warrants are exercisable at $4.00 per share.

The Class A warrants and the Class B warrants are exercisable 2 years and 4 years respectively after the underlying stock is registered. The Company also instituted a stock option plan for key personnel. Under the plan options are to be granted at the fair market value at the date of the grant and exercisable for a 10-year period after the grant with a three-year vesting schedule. The Company has reserved 750,000 shares for the stock option plan of which 415,000 option shares have been granted (at an exercise price of approximately $2.00 per share) to the balance sheet date. None have been exercised or expired to date.

Capital Changes

On February 1, 1999 the company issued 20,000 shares of its common stock in exchange for all of the outstanding stock of Wealth Intelligence Network, Inc. The shares were valued at $2.50 each for a total purchase price of $50.000. Wealth Intelligence Network, Inc. publishes a monthly financial newsletter and provides and promotes financial education and training. In addition, the Company issued 4,000 shares to a financial public relations firm for financial public relations services in the amount of $7,750 (2,000 on May 31, 1999 valued at $2.00 and 2,000 on June 30, 1999 valued at $1.875 per share).

Related Party Transactions

The Company has rented its headquarters premises in Cape Coral, Florida since 1992 from the Chairman of the Board and pays rent on annual leases. Rentals under the related party lease were $22,100 and $13,233 for the six months ended June 30, 1999 and 1998, respectively. The company leases approximately 8,700 square feet presently. Future minimum payments, by year and in the aggregate under capital and noncancellable operating leases with initial or remaining terms of one year or more are shown in the Commitments footnote.

                  WHITNEY INFORMATION NETWORK, INC.
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

Related Party Transactions (continued)

At June 30,1999 and June 30, 1998 the related party receivables and payables on the balance sheet were as follows:

                                        June 30, 1998  June 30, 1999
Payables:
Long-term
Loans Payable to the Chairman
 of the Board                           $  64,979      $ 19,979
                                        =========      ========
Short-Term
Accounts Payable to Precision
 Software Services, Inc.                $  21,466      $    -0-
Amounts due to Whitney
 Leadership Group, Inc.                 $ 119,117      $    -0-
Amounts Due to RAW, Inc.                $  37,552      $    -0-
Amounts Due to MRS Equity Corp.         $  14,481      $    -0-
                                        ---------      --------
                                        $ 192,616      $

Receivables:
Due from Whitney Leadership Group       $  94,417
Due form MRS Equity Corp                $     528
Due from Precision
 Software Services, Inc.                $       8
Due from Teamwork Communications, Inc.  $  20,000
                                        ---------
                                        $ 114,953
                                        =========

The Company has receivables from Whitney Leadership Group in the amount of $94,917; Precision Software Services, Inc. in the amount of $8; MRS Equity Corp. in the amount of $528 and Teamwork Communications, Inc. in the amount of $20,000 shown on the balance sheet as Due from Affiliates at December 31, 1999.

                  WHITNEY INFORMATION NETWORK, INC.
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

Related Party Transactions (continued):

MRS Equity Corp. provides certain products and services for WHITNEY INFORMATION NETWORK, INC. and WHITNEY INFORMATION NETWORK, INC. provides MRS Equity Corp. with payroll services including leased employees. WHITNEY INFORMATION NETWORK, INC. provides payroll services to MRS Equity Corp in the amount of $51,747 for the six months ended June 30 1999 and
$51,795 for the six months ended June 30,1998.   MRS Equity Corp.
provided WHITNEY INFORMATION NETWORK, INC. with $148,350 and $89,600 for product costs for the six months ending1999 and 1998 respectively. MRS Equity Corp. is a 100 percent subsidiary of Equity Corp. Holdings, Inc. of which the Chairman of the Board of WHITNEY INFORMATION NETWORK, INC. owns a controlling interest.

Precision Software Services, Inc. is a Company that develops and licenses software primarily for the real estate and small business industries.
The Chairman of the Board of Directors of WHITNEY INFORMATION NETWORK, INC. owns a majority interest in Precision Software Services, Inc.
During the first six months of1999 and 1998 the Company provided WHITNEY INFORMATION NETWORK, INC. $180,123 and $115,791 in product cost, respectively. WHITNEY INFORMATION NETWORK, INC. provides payroll services to Precision Software Services, Inc in the amount of $22,367 for the six months ended June 30,1999 and $16,119 for six months ended June 30, 1998.

WHITNEY INFORMATION NETWORK, INC. provides payroll services to Whitney Leadership Group, Inc. in the amount of $46,767 for 1999 and $75,071 for 1998. The Chairman of the Board of WHITNEY INFORMATION NETWORK, INC. is the President and Chief Operating Officer of Whitney Leadership Group, Inc.

RAW, Inc. is a company owned by the Chairman of the Board of WHITNEY INFORMATION NETWORK, INC., which buys, sells and invests in real property. It was felt that the Company could enhance its operations if
it could also provide the same services that RAW, Inc. did.   RAW, Inc.
on January 1, 1997 sold WHITNEY INFORMATION NETWORK, INC., a portion of its inventory of real estate on hand at that date, Management decided in late 1997 to discontinue real estate purchases in WHITNEY INFORMATION NETWORK, INC., as this practice detracted the Company from its primary focus of education and training.

                  WHITNEY INFORMATION NETWORK, INC.
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

Related Party Transactions (continued):

In 1998, the company's outside accountant became the Chief Financial Officer of the company and a shareholder of the company. In the year ended December 31, 1998 the company paid $ 19,052 in accounting fees to its now Chief Financial Officer and $-0- in 1999.

Those items above that are reasonably expected to be collected within one year are shown as short term and those, which are not expected to be collected during the next twelve months, are shown as long-term.

Income Taxes

The reconciliation between the provision for income taxes and the amount which results from applying the federal statutory rate of 34% to the income before income taxes is as follows:

Income tax expense at the statutory rate
 for continuing operations                        $  314,881
State taxes, net of federal tax benefit           $   29,000
                                                  ----------
Income tax expense per books                      $  343,881
Currently Payable                                 $  343,881
Deferred                                                 -0-
                                                  ----------
                                                  $  343,881
                                                  ==========

At December 31, 1997 the company had Federal net operating loss carry forwards of approximately $96,000 that were used in 1998. The company has previously reported its revenues and expenses for income tax purposes on the "cash basis" of accounting. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

INDEBTEDNESS

There were no short or long-term borrowings from unrelated third parties for the six months ending June 30, 1998 and 1999. The interest expense was $-0- for the six months ending June 30, 1998 and 1999 to
date. (See Related Party Transactions).   The Company was indebted to
its Chairman for short-term non-interest bearing advances in the amount of $64,979 at both June 30, 1998 and $19,979 at June 30, 1999.

                  WHITNEY INFORMATION NETWORK, INC.
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998


COMMITMENTS AND CONTINGENCIES

The company carries liability insurance coverage, which it considers sufficient to meet regulatory and consumer requirements and to protect the company's employees, assets and operations.

The company, in the ordinary course of conducting its business, is subject to various state and federal requirements. In the opinion of management, the company is in compliance with these requirements.

The company is currently working to resolve the potential impact of the Year 2000 on the processing of date-sensitive information by the Company's computerized information systems. The year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. Costs of addressing potential problems are expensed as incurred and are not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. However, if the Company or its vendors are unable to resolve such issues in a timely manner, it could result in a financial
risk.   Accordingly, the Company plans to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner. While the Company does not at this time anticipate significant problems with suppliers, it will develop contingency plans, if required, with these third parties due to the possibility of compliance issues.

The Company leases the following properties: (1) Its headquarters building in Cape Coral Florida at an annual rental of $69,664 for approximately 8,700 square feet, (2) Its telemarketing facility in Draper, Utah at an annual rental of $46,563 for 3,678 square feet beginning August 8, 1999 and (3) a Wealth Center facility in Jackson, MS for $42,600 per year for 3,000 square feet beginning September 1, 1999. Future minimum payments, by year and in the aggregate under capital and noncancellable operating leases with initial or remaining terms of one year or more are as follows:

First year               $   133,795
Second Year              $   158,820
Third Year               $   120,020
Fourth Year              $    39,675

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)  List of Financial Statements

     Independent Auditors' Report
     Balance Sheet
     Statement of Income
     Statement of Cash Flows
     Statement of Shareholders' Equity
     Notes to Financial Statements
     Unaudited Quarterly Financial Statements for 6/30/99

b)   List of Exhibits.

Exhibit No.    Description

3.1*           Articles of Incorporation.

3.2*           Bylaws.

3.3*           Amended Articles of Incorporation

3.4*           Amended Articles of Incorporation

4.1*           Specimen Stock Certificate.

27.1*          Financial Data Schedule

99.1*          Class A Warrant Agreement

99.2*          Class B Warrant Agreement

99.3*          Non-Qualified Incentive Stock Option Plan

99.4*          Office Lease

* Previously filed.

                              SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Whitney Information Network, Inc.


                              BY: /s/ Richard Brevoort
                                  Richard Brevoort, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                    Date


/s/ Russell A. Whitney
Russell A. Whitney       Chief Executive Officer  March 13, 2000
                         and Chairman of the Board
                         of Directors


/s/ Richard W. Brevoort
Richard W. Brevoort      President and a member   March 13, 2000
                         of the Board of Directors


/s/ Ronald S. Simon
Ronald S. Simon          Secretary, Treasurer,    March 13, 2000
                         Chief Financial Officer,
                         and a member of the Board
                         of Directors